SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 or 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

Report on Form 6-K dated August 11, 2008

(Commission File No. 1-15024)

Novartis AG

(Name of Registrant)

Lichtstrasse 35

4056 Basel

Switzerland

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F: ☒      Form 40-F: ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes: ☐      No:  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes: ☐      No:  ☒

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes: ☐      No:  ☒

Novartis International AG Novartis Global Communications CH-4002 Basel Switzerland http://www.novartis.com

- Investor Relations Release -

Novartis begins shipment to US of Fluvirin® Influenza Virus Vaccine with three new strains for the 2008-2009 influenza season

•                  Delivery of Fluvirin supports planning and scheduling of public health influenza vaccination efforts

•                  At least 20 million doses available by the end of September, when widespread vaccination campaigns usually begin

•                  Additional manufacturing capacity recently approved by FDA for Fluvirin pre-filled syringes

Basel, August 7, 2008 – Novartis announced today that it started shipments of its Fluvirin® Influenza Virus Vaccine to US health care facilities and practitioners for the 2008/2009 influenza season.

The company is producing up to 40 million doses of Fluvirin, with the World Health Organization recommended change in all three virus strains included in the influenza vaccine composition(1). This year’s influenza vaccine contains the following three strains of the influenza virus:

•                  A/Brisbane/59/2007 (H1N1)-like virus (A/Brisbane/59/2007 IVR-148)

•                  A/Brisbane/10/2007 (H3N2)-like virus (A/Uruguay/716/2007 NYMC X-175C)

•                  B/Florida/4/2006-like virus (B/Florida/4/2006)

Novartis expects to deliver at least 20 million doses by the end of September, when widespread vaccination campaigns usually begin, and strives to ship the remainder by October 31.

“As one of the largest US suppliers of influenza vaccine, providing large quantities of Fluvirin early in the season supports public health efforts to vaccinate as many people as early as possible this upcoming influenza season,” said Joerg Reinhardt, CEO of Novartis Vaccines and Diagnostics. “Novartis is committed to delivering high quality influenza vaccine to help protect more people against this potentially serious and contagious disease.”

Influenza prevention is critical since an estimated 36,000 deaths in the US every year are blamed on influenza(2). This is similar to the more than 40,000 people in the US estimated to die from breast cancer every year(3) and about half the estimated 70,000 people who die annually of diabetes and its complications(4). During last influenza season, 83 children were reported to have died of influenza-related causes(6)(A). Of the 63 whose vaccination status was known , 58 (92 percent) were not vaccinated according to recommendations(5).

To help address these potentially avoidable fatalites, new recommendations from the Advisory Committee on Immunization Practices (ACIP) increase the number of individuals advised to receive an annual influenza vaccination to include nearly all children from six months through 18 years of age. Whereas previous recommendations included children from six months through 59 months of age this new recommendation aims to help protect approximately 30 million additional Americans. In addition, the ACIP recommends vaccination for other people who are at high risk of having serious influenza complications or who live with or care for people(6). In general, anyone over 6 months old who wants to reduce their chances of getting influenza should get vaccinated. Fluvirin Influenza Virus Vaccine is not indicated for use in children under four years of age.

To help meet demand for influenza vaccine earlier in the season, Novartis now has a second manufacturing facility in Rosia, Italy, in addition to its Liverpool, England facility. The FDA recently granted approval to the Rosia facility to fill Fluvirin in pre-filled syringes.

“Novartis has made a concerted effort to manufacture and deliver a vaccine that includes these three new strains in the most efficient manner,” said Rajiv De Silva, President of Novartis Vaccines in the US. “Despite the new composition, Novartis made sure we were able to deliver a timely and robust supply of influenza vaccine this year.”

Fluvirin is available for ordering for the US 2008-2009 influenza season via the company’s influenza vaccine online ordering portal, www.NovartisVaccinesDirect.com. The portal offers registered healthcare providers and institutions, subject to applicable terms and conditions, 24 hour/7 days per week online ordering, flexible payment terms, such as buy now, pay later and guaranteed delivery dates. This convenient and easy-to-use Web site also offers a variety of tools to assist with early immunization planning and to help ensure that more people are vaccinated. The development of NovartisVaccinesDirect.com is part of the overall commitment from Novartis to provide comprehensive solutions for the prevention of influenza as well as provide patients of all ages reliable access to vaccines.

This year, several influenza vaccines are available in the US. Each vaccine has its own specific indications, contraindications and side effects. Before vaccination, people should consult their health care provider to determine if they have any conditions precluding them from receiving a vaccine.

About Fluvirin

Fluvirin Influenza Virus Vaccine is indicated for immunization against the influenza virus strains contained in the vaccine for use in the United States (only) for persons of four years of age and older. Fluvirin vaccine may not protect 100% of individuals who are susceptible to influenza. Before administering Fluvirin vaccine, please see full prescribing information.

Disclaimer

The foregoing release contains forward-looking statements that can be identified by terminology such as “planning”, “scheduling”, “usually”, “is producing”, “expects”, “strives”, “committed”, “potentially”, “estimated”, or similar expressions, or by express or implied discussions regarding potential future revenues from Fluvirin. Such forward-looking statements reflect the current views of the Company regarding future events, and involve known and unknown risks, uncertainties and other factors that may cause actual results with Fluvirin to be materially different from any future results, performance or achievements expressed or implied by such statements. There can be no guarantee that Fluvirin will achieve any particular levels of revenue in the future. In particular, management’s expectations regarding Fluvirin could be affected by, among other things, unexpected regulatory actions or delays or government regulation generally; unexpected production difficulties or delays; competition in general; government, industry and general public pricing pressures; the company’s ability to obtain or maintain patent or other proprietary intellectual property protection; and other risks and factors referred to in Novartis AG’s current Form 20-F on file with the US Securities and Exchange Commission. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those anticipated, believed, estimated or expected. Novartis is providing the information in this press release as of this date and does not undertake any obligation to update any forward-looking statements contained in this press release as a result of new information, future events or otherwise.

About Novartis

Novartis AG provides healthcare solutions that address the evolving needs of patients and societies. Focused solely on healthcare, Novartis offers a diversified portfolio to best meet these needs: innovative medicines, cost-saving generic pharmaceuticals, preventive vaccines, diagnostic tools and consumer health products. Novartis is the only company with leading positions in these areas. In 2007, the Group’s continuing operations (excluding divestments in 2007) achieved net sales of USD 38.1 billion and net income of USD 6.5 billion. Approximately USD 6.4 billion was invested in R&D activities throughout the Group. Headquartered in Basel, Switzerland, Novartis Group companies employ approximately 98,000 full-time associates and operate in over 140 countries around the world. For more information, please visit http://www.novartis.com.

References

(1)              World Health Organizations (WHO), “Recommended composition of influenza virus vaccines for use in the 2008-2009 influenza season,” February 2008.

(2)              The Centers for Disease Control and Prevention, “Key Facts about Influenza and the Influenza Vaccine,” available at www.cdc.gov/flu/keyfacts

(3)              The Centers for Disease Control and Prevention, “Breast Cancer Statistics,” available at www.cdc.gov/cancer/breast/statistics

(4)              The Centers for Disease Control and Prevention, “National Diabetes Fact Sheet, United States 2005,” available at http://www.cdc.gov/diabetes/pubs/pdf/ndfs_2005.pdf

(5)              Morbidity and Mortality Weekly Report, “Influenza Activity—United States and Worldwide, 2007-08 Season,” June 27, 2008.

(6)              Centers for Disease Control and Prevention (CDC), “CDC’s Advisory Committee Recommends Influenza Vaccination for Children 6 months through 18 years of age,” February 27, 2008

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Novartis Media Relations

Eric Althoff Global Media Relations +41 61 324 7999 (direct) +41 79 593 4202 (mobile) eric.althoff@novartis.com	Beth Birke Novartis Vaccines and Diagnostics +1 (617) 871 4281 (direct) +1 (617) 803 4359 (mobile) nvd.communications@novartis.com

Central phone: +41 61 324 2200

Novartis Investor Relations

International	North America
Ruth Metzler-Arnold Katharina Ambuehl Pierre-Michel Bringer Jason Hannon Thomas Hungerbuehler Isabella Zinck Central phone no: +41 61 324 7944 e-mail: investor.relations@novartis.com	Richard Jarvis +1 212 830 2433 Jill Pozarek +1 212 830 2445 Edwin Valeriano +1 212 830 2456 e-mail: investor.relations@novartis.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Novartis AG

Date:	August 11, 2008	By:	/s/ MALCOLM B. CHEETHAM

		Name:	Malcolm B. Cheetham
		Title:	Head Group Financial
Reporting and Accounting